EX-99.77M - Safeco Taxable Bond Trust -
            Safeco Intermediate-Term U.S. Government Fund

(a) Safeco Intermediate-Term U.S. Treasury Fund, formerly a series fund of the Safeco Taxable Bond Trust
(b) A special meeting of the shareholders of the Safeco Intermediate-Term U.S. Treasury Fund (the "Treasury Fund"), a series fund of the Safeco Taxable Bond Trust, was held on September 26, 2003. By a vote of 1,621,154 to 89,479, the shareholders of the Treasury Fund approved a Plan of Reorganization whereby shareholders of the Treasury Fund agreed to merge into the Intermediate-Term U.S. Government Fund (the "Government Fund") by exchanging their 2,703,631 shares for 2,998,130 shares of the Government Fund. Immediately following the exchange of shares in connection with this merger on September 26, 2003, the Treasury Fund was dissolved.